Tri-Tech Holding Inc.
16 Floor of Tower B, Renji Plaza,
101 Jingshun Road, Chaoyang District
Beijing 100102 China
+86 (10) 5732 3666

September 15, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

RE:	Tri-Tech Holding Inc.
Registration Statement on Form S-3
Filed July 28, 2011

File No. 333-175860

Dear Ms. Long：

On behalf of Tri-Tech Holding Inc. (“TRIT”, the “Company”, “we”, “us”, or “our”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 17, 2011, with respect to our registration statement on Form S-3 filed with the Commission on July 28, 2011, file no. 333-175860 (the “Form S-3”). Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Form S-3 (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

We understand and agree that:

	TRIT is responsible for the adequacy and accuracy of the disclosure in the filings;
	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
	TRIT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 5

1.
We note the third and fourth sentences in the first paragraph and the entire second paragraph of this section. Please note that all known material risks should be described. If risks are not deemed material they should not be described. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and will revise our disclosure to replace the introductory paragraphs with the following:

“Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our then most recent Annual Report on Form 10−K, and in our updates to those risk factors in our Quarterly Reports on Form 10−Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Please see “Where You Can Find More Information” on how you can view our SEC reports and other filings. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.”

Accordingly we confirm that all known material risks have been included in and that any non-material risks have been excluded from our disclosure.

Special Note Regarding Forward-Looking Statements, page 9

2.
We note your statement in the third paragraph of this section instructing investors not to place undue reliance on certain statements contained in the registration statement. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and in order to clarify that we are not attempting to disclaim the information contained in the registration statement we will revise our disclosure to replace the language of the Special Note Regarding Forward-Looking Statements in its entirety with the following:

“This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipate,” “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” “will,” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Company,” and include statements regarding the intent, belief or current expectations of the Company and management that are subject to known and unknown risks, uncertainties and assumptions.

This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement also contain statements that are based on the current expectations of our Company and management. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.”

3.
We note your statement in the third paragraph that you “undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated costs.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response:

Please see our response to Comment 2 herein.

Legal Matters, page 32

4.	Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

Response:

We acknowledge the Staff’s comment and will revise our disclosure to include the address of counsel who passed on the legality of the shares to be issued.

Information Incorporated by Reference, page 33

5.	Please revise to incorporate by reference your Form 8-K filed on August 1, 2011 and your Form 10-Q filed on August 15, 2011.

Response:

We acknowledge the Staff’s comment and will revise our disclosure to incorporate by reference all necessary filings that have occurred between July 28, 2011 and the date upon which we file the subsequent amendment to the Form S-3, including, but not limited to the Form 8-K filed on August 1, 2011, the Form 10-Q filed on August 15, 2011 and the Form 10-Q/A filed on August 31, 2011.

Undertakings, page 36

6.	Please revise to include only the undertakings applicable to this offering. In this regard, it is unclear to us why you have included the undertakings related to Rule 430A.

Response:

We acknowledge Staff’s comment and will revise the undertakings to remove inapplicable undertakings.

Exhibit Index, page 41

7.
Please note that indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. Accordingly, please file the forms of indenture relating to the senior and subordinated debt as exhibits to the registration statement to qualify the indentures.

Response:

We acknowledge the Staff’s comment and have filed the forms of indenture relating to the senior and subordinated debt as exhibits to the registration statement.

8.
Please revise the exhibit index to include the Form of Depositary Agreement, Form of Depositary Receipt, Form of Rights Agreement, Form of Rights Certificate, Form of Share Purchase Contract, Form of Share Purchase Unit, and Form of Unit Certificate as exhibits to the registration statement.

Response:

We acknowledge the Staff’s comment and will revise the exhibit index accordingly.

9.
We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

Response:

We acknowledge the Staff’s comment and understand that the T-1 must be filed under the electronic form type 305(b)(2).

Exhibit 5.1 – Legal Opinion of Campbells

10.
On pages 25 and 29, we note that the company may issue warrants to purchase debt securities, ordinary shares, and/or other securities and rights to purchase ordinary shares, depositary shares, or debt securities, respectively. However, in its description of the securities being registered, counsel limits its discussion to warrants to purchase ordinary shares and rights to purchase ordinary shares. Please arrange for counsel to revise its opinion accordingly. This comment also applies to the first full paragraph on page three where counsel identifies the securities subject to counsel’s opinion.

Response:

We acknowledge the Staff’s comment and will provide opinions of counsel that cover all securities that may be issued under the registration statement.

11.	In the first full paragraph on page one, please arrange for counsel to include the share purchase units in its description of the securities being registered.

Response:

We acknowledge the Staff’s comment and counsel will revise its opinion to cover all securities that may be issued under the registration statement.

12.
We note that counsel limits its opinion to matters of Cayman Islands law. Please revise the opinion so that counsel is opining on New York state law with respect to the debt securities, as the indentures will be governed by New York state law, and on the law of any other jurisdiction that governs the agreements for each security being registered. In this regard, please remove any statements on page two where counsel indicates that its opinion is limited only to matters of Cayman Islands law.

Response:

We acknowledge the Staff’s comment and will provide opinions of counsel that opine on all necessary jurisdications.

13.
We note counsel’s reference to preferred shares in the second paragraph on page three; however, it does not appear that the company is registering preferred shares. Please advise or arrange for counsel to remove its references to preferred shares.

Response:

We acknowledge the Staff’s comment and counsel will revise its opinion to remove references to preferred shares.

14.	Please arrange for counsel to opine that the debt securities, warrants, rights, share purchase contracts, share purchase units, and units are legally binding obligations of the company.

Response:

We acknowledge the Staff’s comment and will provided opinions of counsel that opine that the debt securities, warrants, rights, share purchase contracts, share purchase units, and units are legally binding obligations of the company

15.
Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Response:

We acknowledge the Staff’s comment and we confirm our understanding that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities being offered at the time of each sale of the securities registered in this filing.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Trit-Tech Holding Inc.

By:	/s/ Warren Zhao
Name:	Warren Zhao
Title:	Chief Executive Officer